Seward & Kissel LLP
                               901 K Street, N.W.
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                             October 1, 2013

VIA EDGAR
----------

Mr. Jeff Foor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AllianceBernstein Growth & Income Fund, Inc.
                 Post-Effective Amendment No. 121
                 File Nos. 2-11023 and 811-00126

Dear Mr. Foor:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Growth & Income Fund (the "Fund"), as provided orally to Joanne A. Skerrett of this office on September 20, 2013. We note that this filing was made under Rule 485(a) of the Securities Act of 1933 solely to add Class Z shares to the Fund. The Staff's comments and our responses are as follows.

Prospectus
----------

Comment 1:     Fees and Expenses of the Fund - Acquired Fund Fees and Expenses:
----------     Please confirm that the Fees and Expenses table will include any
               Acquired Fund Fees and Expenses.

Response:      The Adviser confirms that any Acquired Fund Fees and Expenses will be reflected in the Fees and Expenses table.

Comment 2:     Examples:  Please remove the fee waiver language in the preamble
----------     to the Examples if there is no fee waiver in effect for the Fund.
               If there is a fee waiver, please confirm to the Staff that the management fee would be equal for each class of the Fund's shares both before and after the fee waiver is applied.

Response:      The Adviser confirms that the management fee for each class of the Fund's shares is equal to the management fee both before and after the fee waiver is applied. The fee waiver remains in effect for the Fund and the language in the preamble to the Examples has not been changed.

Comment 3:     Additional Information About The Fund's Risks and Investments:
----------     Regarding currency swaps, please confirm to the Staff that the
               Fund will cover the full notional value of its currency swaps transactions.

Response:      The Fund covers its currency swaps transactions in accordance with the 1940 Act, the rules thereunder and SEC and Staff interpretative guidance.

Comment 4:     Additional Information About The Fund's Risks and Investments:
----------     Regarding credit default swap agreements ("CDS"), if the Fund intends to write CDS, please provide disclosure that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:      The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 5:     Management of the Fund - Management Fee:  Please reconcile the
----------     management fee stated in this section to the amount reflected in the Fees and Expenses Table in the Summary Section of the Prospectus.

Response:      We have revised this section of the Prospectus in response to this comment.

Comment 6:     Financial Highlights: Please provided audited Financial
----------     Highlights for the Fund.

Response:      We have provided Financial Highlights for the Class A shares of the Fund.

Statement of Additional Information
-----------------------------------

Comment 1:     Purchase of Shares:  Please add disclosure reflecting that the
----------     Class Z shares are not subject to Rule 12b-1 Fees.

Response:      The disclosure has been added to the Statement of Additional
               Information.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                             Sincerely,

                                             /s/ Joanne A. Skerrett
                                             ----------------------
                                                 Joanne A. Skerrett

cc:  Emilie D. Wrapp, Esq.
     Eric Freed, Esq.
     Stephen J. Laffey, Esq.
     Kathleen K. Clarke, Esq.